SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Quarter Ended January 31, 2003

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2003 and 2002, and (iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and JP Morgan Chase Bank, as trustee.

ii

Part I – FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of January 31, 2003 and April 30, 2002	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and nine months ended January 31, 2003 and 2002	2

	Condensed Consolidated Statements of Cash Flows for the three and nine months ended January 31, 2003 and 2002	4

	Notes to Condensed Consolidated Financial Statements	5

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2003 and 2002	8

Item 3	Quantitative and Qualitative Disclosures About Market Risk	18

Part II – OTHER INFORMATION

Item 4	Submission of Matters to a Vote of Security Holders	18

Signature		19

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” or “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 31, 2003 AND APRIL 30, 2002

	January 31, 2003	April 30, 2002
	$’000 (Unaudited)	$’000
ASSETS
Current assets:
Cash and cash equivalents	29,435	34,499
Accounts receivable-trade (net of allowance for doubtful accounts of $188 and $165 at January 31, 2003 and April 30, 2002, respectively)	18,974	14,640
Inventories (Note 2)	9,992	11,050
Prepaid expenses and other current assets	5,727	5,919

Total current assets	64,128	66,108
Restricted cash (Note 5)	1,504	—
Property, plant and equipment, net of accumulated depreciation	128,894	207,123
Assets held for disposal, net (Note 4)	659	—
Deferred charges, net	3,469	4,167

Total assets	198,654	277,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	10,962	8,349
Accrued liabilities	9,129	7,593
Amount due to QPL	2,471	944

Total current liabilities	22,562	16,886

Deferred income taxes	2,325	15,180
12.5% senior notes due 2006	98,565	98,131

Total liabilities	123,452	130,197

Shareholders’ equity:
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive income	(9)	3
Accumulated deficit	(159,487)	(87,500)

Total shareholders’ equity	75,202	147,201

Total liabilities and shareholders’ equity	198,654	277,398

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND NINE MONTHS

ENDED JANUARY 31, 2003 AND 2002

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2003	January 31, 2002	January 31, 2003	January 31, 2002
	$’000	$’000	$’000	$’000
Net sales	39,741	22,555	115,558	74,633
Cost of sales (Note 2 and 3)	35,947	28,819	109,378	99,964

Gross profit (loss)	3,794	(6,264)	6,180	(25,331)

Operating expenses:
Selling, general and administrative	5,865	7,611	18,684	23,425
Research and development	1,269	1,625	4,083	4,868
Reorganization charges	—	11	128	2,327
Non-recoverable and unutilized architectural cost	—	—	—	4,500
Impairment of property, plant and equipment (Note 4)	—	—	59,189	—
Assets written off in relation to ASAT SA	—	—	—	24,285

Total operating expenses	7,134	9,247	82,084	59,405

Loss from operations	(3,340)	(15,511)	(75,904)	(84,736)
Other income, net	300	339	1,202	1,981
Interest expense:
—amortization of deferred charges	(233)	(226)	(699)	(683)
—third parties	(3,294)	(3,365)	(9,438)	(10,089)

Loss before income taxes	(6,567)	(18,763)	(84,839)	(93,527)
Income tax benefit	887	1,641	12,852	6,572

Net Loss	(5,680)	(17,122)	(71,987)	(86,955)

Other comprehensive (loss) income
Foreign currency translation	(14)	2	(12)	3

Comprehensive loss	(5,694)	(17,120)	(71,999)	(86,952)

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND NINE MONTHS

ENDED JANUARY 31, 2003 AND 2002 – Continued

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2003	January 31, 2002	January 31, 2003	January 31, 2002
Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.03)	$(0.11)	$(0.13)

Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	668,947,000	668,947,000	669,306,339

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.04)	$(0.13)	$(0.54)	$(0.65)

Basic and diluted weighted average number of ADSs outstanding	133,789,400	133,789,400	133,789,400	133,861,268

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2003 AND 2002

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2003	January 31, 2002	January 31, 2003	January 31, 2002
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(5,680)	(17,122)	(71,987)	(86,955)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	6,931	9,624	23,414	29,896
Deferred charges and debt discount	378	373	1,131	1,117
Deferred income taxes	(887)	(1,931)	(12,855)	(6,862)
Loss on disposal of property, plant and equipment, net	142	152	90	160
Loss on assets written off in relation to ASAT SA	—	—	—	24,285
Loss on non-recoverable and unutilized architectural cost	—	—	—	4,500
Impairment of property, plant and equipment	—	—	59,189	—
Provision for doubtful debts	—	(13)	—	8
Changes in operating assets and liabilities:
Accounts receivable-trade, net	4,105	(1,275)	(4,334)	3,394
Inventories	(348)	221	1,058	16,204
Prepaid expenses and other current assets	(252)	340	192	1,819
Restricted cash	—	—	(1,504)	—
Accounts payable	(655)	1,468	3,054	(3,343)
Amount due to QPL	952	323	1,527	(74)
Accrued liabilities	1,771	1,797	1,536	(1,683)
Amount due to a related company	—	—	—	(362)

Net cash provided by (used in) operating activities	6,457	(6,043)	511	(17,896)

Investing activities:
Acquisition of property, plant and equipment	(1,537)	(2,053)	(6,058)	(16,825)
Proceeds from sale of property, plant and equipment	369	—	495	80

Net cash used in investing activities	(1,168)	(2,053)	(5,563)	(16,745)

Financing activities:
Repayment of capital lease obligation	—	(14)	—	(109)
Repurchase of shares	—	—	—	(541)

Net cash used infinancing activities	—	(14)	—	(650)

Net increase (decrease) in cash and cash equivalents	5,289	(8,110)	(5,052)	(35,291)
Cash and cash equivalents at beginning of the period	24,160	52,700	34,499	79,880
Effects on changes of foreign exchange rates	(14)	(171)	(12)	(170)

Cash and cash equivalents at end of the period	29,435	44,419	29,435	44,419

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	—	—	6,297	6,297
Income taxes	—	290	2	309

See accompanying notes to Condensed Consolidated Financial Statements

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2002 balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2002. The interim financial statements for fiscal year 2002 and 2003 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

2.    INVENTORIES

The components of inventories were as follows:

	January 31, 2003	April 30, 2002
	$’000	$’000
	(Unaudited)
Raw materials	9,277	10,405
Work-in-progress	715	645

	9,992	11,050

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the quarter ending July 31, 2002 (the “July 2002 quarter”), there was a non-cash write-off of specific inventories of $3 million, due to the Company’s revised estimation on expected usage of raw materials. During the October 2002 and January 2003 quarters, there were non cash write-off of specific inventories of $270 thousand and $364 thousand, respectively.

3.    RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $5.65 million and $2.26 million in the January 2003 and 2002 quarters, and $15.93 million and $6.72 million for the nine months ended January 31, 2003 and 2002, respectively.

In the October 2001 quarter, the Company purchased packing materials of $296 thousand from Peak Plastic & Metal Products (International) Limited (“Peak Plastic”), which was a related company at that time. With effect from October 11, 2001, Peak Plastic ceased to be a related party of the Company.

4.    IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Each quarter the Company examines overall utilization of its assets and expected future cash flows. Several changes occurred during the July 2002 quarter, which triggered the Company to re-assess the recoverability of its property, plant and equipment by carefully examining the undiscounted cash flows expected to result from the use and eventual disposition of the asset groups. In the July 2002 quarter, the management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised the Company’s business strategy to reflect the growing market demand for finer pitch technologies and to focus on high-end and advanced packaging solutions. Therefore, the Company evaluated the future cash flows to be generated from various asset groups and concluded that certain older wire bonders were not capable of producing finer pitch technologies offered in today’s markets and will likely be unutilized. As a result, the Company determined that these equipment items should be either written off or held for disposal, resulting in a $20.1 million non-cash charge during the July 2002 quarter.

The Company also determined that certain other bonders and a few specific testers associated with selected package types were not likely to generate sufficient future cash flows to justify their current carrying values on the Company’s balance sheet as of July 31, 2002. The Company performed a discounted cash flow model to assess the potential impairment effect on its financial statements as well as contracting with an independent appraiser to assess the fair value of these property, plant and equipment. As a result, the Company recorded a $39.1 million charge for the impairment of its property, plant and equipment in the July 2002 quarter based on a discounted cash flow model relating to the Advanced Leaded Package family of products, with advanced thermal and electrical characteristics, and both the Standard Ball Grid Array (“BGA”) family of products and Advanced BGA family of products, with advanced thermal and electrical characteristics, and Testing product categories.

The total $59.2 million non-cash charge before taxes reduced the net book value of property, plant and equipment as of July 31, 2002 from $199.8 million before this impairment charge to $140.6 million after the impairment charge. Of the $140.6 million remaining net book value of property, plant and equipment, $932 thousand was classified as assets held for disposal on the July 31, 2002 balance sheet. These machines are separately identified for not being used in production and are intended to be disposed of by sale. Potential buyers have been identified and these machines, which were recorded at the lower of their depreciated cost or fair value less costs to sell, are expected to be sold in the near future.

In the October 2002 quarter, equipment with a value of $273 thousand in the assets held for disposal account was reclassified to the Company’s property, plant and equipment. The Company received specific orders subsequent to the July 2002 quarter for testing business which required the use of this equipment. The Company therefore decided to upgrade this equipment and re-commission it into the testing operation of the business.

5.    RESTRICTED CASH

The restricted cash of $1.5 million as of January 31, 2003 represents bank deposit for securing a standby letter of credit with respect to a lease of a manufacturing plant in Dongguan, People’s Republic of China (“PRC”).

6.    COMMITMENTS

As of January 31, 2003 and April 30, 2002, the Company had contracted for capital expenditure on property, plant and equipment of $1.24 million and $1.88 million, respectively.

The Company leases certain land and buildings and equipment and machinery under operating lease agreements expiring at various times through October 2007. Most of these leases do not contain renewal options or escalation clauses.

Future minimum lease payments under operating leases are as follows:

$’000
Fiscal year ending April 30:
2003	1,167
2004	3,948
2005	1,705
2006	181
2007 and thereafter	70

Total	7,071

The Company also entered into a lease of a manufacturing plant in Dongguan, PRC on August 8, 2002 under which the lessor is responsible for the design and construction of the factory facilities. The Company is obligated to pay a monthly rental payment and management and services fees 30 days after the lessor hands over the newly constructed facilities to the Company, which is expected sometime in the October 2003 quarter, for a term of 15 years.

The minimum lease payments, contingent upon completion of the construction, under the leases in respect of the PRC factory facilities are as follows:

$’000
First to Sixth rental years	12,924
Seventh to Eleventh rental years	2,690
Twelfth to Fifteenth rental years	2,368

Total	17,982

From October 30, 2004 and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the land-use right at fair value. The Company is also required to pay approximately $779 thousand annually as management and services fees for a total of six years starting from 30 days after the lessor hands over the newly constructed facilities to the Company.

7.    STOCK OPTION PLAN

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees and certain directors. The Company is offering eligible stock option holders with exercise prices above the current bid price of the Company’s American Depository Shares (ADSs) to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADSs no sooner than six months and one day after the cancellation of the options which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program 12,164,447 ADS options were surrendered for cancellation. The newly granted options will cover 7,355,900 of ADSs and have the same vesting schedules as the cancelled options.

The exercise price of all options previously granted under the 2000 Stock Option Plan was equal to or greater than the market value of ADS on the date granted. No compensation cost was recognized for the three months and nine months ended January 31, 2003 and 2002, respectively, under Accounting Principles Board Opinion (“APB”) No. 25.

Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2003 and 2002

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are one of the world’s largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded and ball grid array, or BGA, packages. We also provide semiconductor testing services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

We provide assembly and testing services from our Hong Kong facilities. We also provide package design, thermal and electrical simulation services and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Europe, Hong Kong, South Korea and Singapore.

We have over 110 customers and some of our top customers are among the world’s largest semiconductor companies. Our close working relationships with our customers to design and provide advanced packaging and test solutions for each new generation of products is a key component in our business strategy.

Strategy

Starting from the July 2002 quarter, the Company implemented a three part strategy, designed to increase sales and reduce cost while improving customer service. The three aspects of this strategy are (1) reducing dependency on the communications end markets by diversifying into other markets, including consumer electronics, PC/peripheral, industrial and automotive sectors, (2) focusing on high-end and advanced packaging solutions and introduce new technologies to increase sales, and (3) implementing cost reduction programs. These strategies are being executed via the Company’s “Peak Performance Initiatives” program which is designed to lower customers’ cost and risk while improving the Company’s profitability and shareholder value. Our new technology introduction as well as our Peak Performance Initiatives program have enabled us to re-engage former customers and increase sales.

Industry Demand

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry experienced a gradual increase in end market demand through the July 2002 quarter followed by a flattening trend in the October 2002 and January 2003 quarters. As a result, unit demand has increased through the year, while average selling prices have started to experience downward pressure in the two recent quarters. Semiconductor industry conditions are often affected by excess capacity, reduced demand and pricing in the end-user market.

Despite a very challenging economic environment, the January 2003 quarter net revenues were $39.7 million, down 2.5% from $40.7 million reported in the October 2002 quarter. Revenues increased by 75.7% in the current quarter to the same quarter last year. For the nine months ended January 31, 2003, revenues increased by 54.8% as compared to the same period last year. Sales of newer packaging technologies, including the diversified Leadless Plastic Chip Carrier (“LPCC”) family and chip scale packages, contributed to this year over year increase.

Market indicators for the April 2003 quarter lead management to anticipate that the outlook will be weaker than the January 2003 quarter. We anticipate that sales will be down 5 to 10 percent sequentially in the upcoming April 2003 quarter as compared to the January 2003 quarter.

Recent Developments

We have re-established relationships with several former customers of the Company in the past three quarters, including two that were among our top ten customers for the October 2002 and January 2003 quarters. We believe we were able to re-engage former customers as a result of our technology innovations such as “chip scale” Leadless Plastic Chip Carriers (“LPCC”) and Fine pitch BGAs (a family of BGAs with solder ball pad separations of less than 1.0mm (“FpBGAs”)) technology, our full package of assembly and test solutions, and our ability to lower the cost and risk of benefits we delivered to our customers, plus our compelling PRC manufacturing strategy make it increasingly attractive for customers to do business with us. Our re-engagement led to an increase in communications sales including wireless.

Our “flip chip” business, in which the die are inverted to enable electrical interconnect directly to the substrate, is gaining momentum, and we are actively working on a number of customer quotations, qualifications and designs. While the demand for flip chip packaging in general has not grown as quickly as industry analysts expected, we have recently won several designs that we expect will translate into meaningful revenue over the next few quarters.

During the January 2003 quarter we also saw an increase in the percent of sales the communications sector represented in terms of our overall business, from 62% in the October 2002 quarter to 64% in the January 2003 quarter. Sales to PC and peripherals, and automotive and industrial markets decreased 1% each as a percentage of our total sales. The consumer sector remained unchanged at 17% in terms of total sales. We have been successful with our re-engagement strategy, especially in the communications sector, the percentage of communications revenue has been flat to slightly up over the past few quarters. We expect this trend to continue in the near term as revenue from these former customers is earned. However, the Company’s long-term strategy is to continue to diversify the product mix. In that regard, we expect revenue from the communications market to account for approximately 55% of total revenue in fiscal year 2004.

We continued to reduce operating costs and capital expenditures in order to meet the challenges of current market conditions. In the July 2002 quarter, the Company initiated headcount reductions, cut consultancy and professional fees, and initiated efficiency programs that resulted in reduced operating expenses in the January 2003 quarter by $1.3 million as compared to the July 2002 quarter. The operating expenses were reduced by $28 thousand between the October 2002 and January 2003 quarters. The Company’s fixed manufacturing expenses for the January 2003 quarter were $4.7 million, which was a decrease of $481 thousand from the October 2002 quarter, despite experiencing an 11.0% increase in unit sales volume between the January 2003 and October 2002 quarters.

In the July 2002 quarter, management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised its strategy to focus on finer pitch technologies and high-end advanced packaging solutions, which led to an asset impairment and write down in that quarter. For more detailed discussions, see Note 4 to the financial statements.

Prior to the July 2002 quarter write-off and impairment charge, net book value of property, plant and equipment was $199.8 million. After the charge, net book value of property, plant and equipment at the July 2002 quarter was $140.6 million, of which $932 thousand of equipment was classified as assets held for disposal. This equipment is not to be used for production and the Company expects to sell the machines in the near future. In the October 2002 quarter, a machine at book value of $273 thousand included in the assets held for disposal account was reclassified to the Company’s property, plant and equipment. For more detailed discussions, see Note 4 to the financial statements. The Company expects that its property, plant and equipment, which experienced an estimated 46% utilization level after considering the asset impairment, will still be sufficient to enable the Company to handle a significant increase in unit sales volume without necessarily having to invest in new equipment.

In addition to the impairment charge taken in the July 2002 quarter, the Company also wrote down $3 million, $270 thousand and $364 thousand of inventories which are no longer readily saleable, the amounts of which have been included in the cost of sales in the condensed consolidated statements of operations for the July 2002 quarter, October 2002 quarter and January 2003 quarter, respectively.

The loss before income taxes in the October 2002 quarter and January 2003 quarter was $4.2 million and $6.6 million, respectively. These represented an improvement over the loss before income taxes, fixed asset impairment charge and reorganization charge of $14.8 million for the July 2002 quarter.

In August 2002, we entered into a lease agreement pursuant to which our Dongguan facility in the PRC will be leased to us upon completion of the construction. We expect the assembly site to provide lower cost operations to serve our customers. The Company expects to have the manufacturing facility in the PRC operational in the October 2003 quarter. By strategically positioning the Company in the PRC, the Company will not only benefit from cost savings, but will also be able to provide customers with logistical advantages relative to their OEM export markets and PRC end-market customers. In September 2002, restricted cash of $1.5 million was placed with a local Hong Kong bank for securing a standby letter of credit with respect to this lease.

During the January 2003 quarter, the Company continued to strengthen its management team by adding new members to senior management positions. On November 14, 2002, Jeffrey M. Dumas was appointed as senior vice president and general counsel and secretary. Mr. Dumas is responsible for managing and directing the Company’s general and corporate legal matters including the Company’s intellectual property portfolio.

On December 10, 2002, Robert J. Gange joined the Company as senior vice president and chief financial officer. J. Stan Baumgartner, Jr., the Company’s former senior vice president and chief financial officer, has resigned his position with the Company effective immediately for personal reasons.

On January 14, 2003, the Company appointed Charles F. L. Ward as senior vice president and general manager of ASAT, Inc. Mr. Ward is responsible for overseeing the Company’s U.S. operations.

On February 12, 2003, the Company appointed George A. Shaw Jr. as senior vice president of operations and managing director of manufacturing for the Company. Mr. Shaw will be responsible for the Company’s assembly and testing operations in Hong Kong and in Dongguan, China.

On January 6, 2003, the Company applied to transfer its American Depository Shares (ADSs) from the Nasdaq National Market to the Nasdaq SmallCap Market after the Company received a delisting notice on October 17, 2002. On January 28, 2003, the Company withdrew its application to transfer its ADSs to the Nasdaq SmallCap Market. The Company then received a Nasdaq Staff Determination on January 30, 2003 stating that since the Company does not meet the minimum bid price requirement of $1.00 per ADS as required in Marketplace Rule 4450(a)(5) for continued listing on the Nasdaq National Market, its ADSs are subject to delisting. The Company has requested a hearing before the Nasdaq Listings Qualification Panel to review the Nasdaq determination. The delisting proceedings were stayed and the Company’s ADSs continued to be listed and traded on the Nasdaq National Market pending resolution of the hearing which was to take place on March 13, 2003. However, on March 13, 2003, the Securities and Exchange Commission approved certain provisions of the Nasdaq’s proposed extension of the compliance period for satisfying the minimum bid price requirements for continued listing on the Nasdaq National Market. On March 13, 2003, the Nasdaq granted an exception to the Company until April 15, 2003 to the requirement that it meet the Nasdaq minimum bid price listing rules. It is the desire of the Company that on or about April 15, 2003, the Panel would re-evaluate the Company’s listing status and, in light of any action taken by the Securities and Exchange Commission, grant the Company an additional 180 days, or until October 15, 2003, to become compliant with the $1.00 per share minimum bid price listing requirement. However, if the Nasdaq were to fail to grant the desired 180 days extension to the Company, it is the Company’s intent to immediately re-file its application with the Nasdaq Stock Market for the transfer of the listing of the Company’s securities to the Nasdaq SmallCap Market.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers’ commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our condensed consolidated financial statements and the related notes included in this document.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies relate to those policies that are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B (“SAB 101”). SAB 101 requires that four fundamental criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. The criteria are usually met at the time when packaged semiconductors have been shipped and title to the packaged semiconductors has transferred to the customer.

Inventory Valuation

At each balance sheet date, we evaluate our inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected sales levels by product compared with inventories on hand, and evidence of customers’ expectations to buy back excess inventories as per our written supplier agreements. In addition, we consider the need to write down to net realizable value of those inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period such a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values if such indicators are present. We recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the fair value of the asset is less than its carrying value, the fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset.

In addition, we evaluate our asset utilization and consider whether certain long-lived assets should be either written off or held for disposal. These assets classified as held for disposal are separately presented and are measured at the lower of their depreciated cost or fair value less costs to sell. A loss is recognized for any initial or subsequent write-down to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. A gain or loss not previously recognized that results from the sale of a long-lived asset is to be recognized at the date of sale.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe will more likely than not be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Further, if we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

New Accounting Standards

In July 2002, the FASB issued Statements of Financial Accounting Standards (“SFAS”) No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This standard is effective for exit or disposal activities that are initiated after December 31, 2002.

In October 2002, the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions.” The standard addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This standard is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” This Statement amends FASB Statement No. 123, Accounting for Stock Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure provisions of this standard are effective for fiscal years ending after December 15, 2002. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002.

We are currently in the process of evaluating the effects that the adoption of these standards will have on our consolidated statements of operations, financial position and cash flows, if any.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2003		January 31, 2002		January 31, 2003		January 31, 2002
	($ in thousands, except margin amounts)
Net Sales	39,741	100.0%	22,555	100.0%	115,558	100.0%	74,633	100.0%
Cost of Sales	35,947	90.5%	28,819	127.8%	109,378	94.7%	99,964	133.9%
Gross Profit (Loss)	3,794	9.5%	(6,264)	(27.8%)	6,180	5.3%	(25,331)	(33.9%)
Selling, general and administrative	5,865	14.7%	7,611	33.7%	18,684	16.2%	23,425	31.4%
Research and development	1,269	3.2%	1,625	7.2%	4,083	3.5%	4,868	6.5%
Reorganization charges	—	—	11	0.1%	128	0.1%	2,327	3.1%
Nonrecoverable and unutilized architectural cost	—	—	—	—	—	—	4,500	6.1%
Impairment of property, plant and equipment	—	—	—	—	59,189	51.2%	—	—
Assets written off in relation to ASAT SA	—	—	—	—	—	—	24,285	32.5%
Total operating expenses	7,134	17.9%	9,247	41.0%	82,084	71.0%	59,405	79.6%
Loss from operations	(3,340)	(8.4%)	(15,511)	(68.8%)	(75,904)	(65.7%)	(84,736)	(113.5%)

The following table sets forth our unaudited gross profit (loss), gross margin and Adjusted EBITDA for the periods listed:

	(Unaudited) Three Months Ended		(Unaudited) Nine Months Ended
	January 31, 2003	January 31, 2002	January 31, 2003	January 31, 2002
	($ in thousands, except margin amounts)

Gross Profit (Loss)	3,794	(6,264)	6,180	(25,331)
Gross Margin	9.5%	(27.8%)	5.3%	(33.9%)
Adjusted EBITDA(1)	3,591	(5,879)	9,834	(19,729)

(1)	“Adjusted EBITDA” is loss from operations plus depreciation and amortization, reorganization charges, non-recoverable and unutilized architectural cost, assets written off in relation to ASAT SA and inventory write-down (specific and non-recurring in nature) and impairment charge for property, plant and equipment, and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Adjusted EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA decreased in dollar terms in the January, 2003 quarter compared with the October, 2002 quarter . This decrease was primarily due to decrease in sales and increase in cost of sales. Average Selling Price (“ASP”) per package was down approximately 2 percent when compared to the October 2002 quarter. The January 2003 quarter product mix contained a higher material content than in the October 2002 quarter, and less absorption of fixed costs, which were flat versus October 2002 quarter, and these were the primary causes of the margin erosion and reduction in Adjusted EBITDA. For nine months ended January 31, 2003, Adjusted EBITDA increased to $9.8 million from a loss of $19.7 million for the same period last year. The increase was primarily due to increase in sales by the re-engagement of former customers, adding new customers and broadening our relationships with existing customers; decrease in cost of sales as a percentage of sales; a different product mix and the result of aggressive cost reduction programs.

Three Months And Nine Months Ended January 31, 2003 Compared to Three Months And Nine Months Ended January 31, 2002

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed:

	(Unaudited) Three Months Ended				(Unaudited) Nine Months Ended
	January 31, 2003		January 31, 2002		January 31, 2003		January 31, 2002
	($ in thousands; % of net sales)
Leaded:
Standard	8,653	21.8%	6,669	29.6%	27,725	24.0%	22,415	30.1%
Advanced	9,272	23.3%	6,012	26.6%	25,732	22.3%	18,890	25.3%
BGA:
Standard	12,745	32.1%	3,767	16.7%	33,935	29.3%	7,641	10.2%
Advanced	5,312	13.3%	5,169	22.9%	17,419	15.1%	22,699	30.4%
Testing & others	3,759	9.5%	938	4.2%	10,747	9.3%	2,988	4.0%
Total	39,741	100%	22,555	100%	115,558	100%	74,633	100%

Net sales increased by 75.7% to $39.7 million in the January 2003 quarter as compared to $22.6 million in the January 2002 quarter. This increase was mainly due to improved market condition in assembly sales of legacy products, high thermal performance BGAs and FpBGAs, with particular strength in the wireless, broadband access and consumer markets. Revenue from advanced packages accounted for 49.5% of net sales in the January 2002 quarter and dropped to 36.6% of net sales in the January 2003 quarter. Additionally, revenue from Testing and others increased by 301% in the January 2003 quarter as compared to the January 2002 quarter. Testing and others, as a percentage of net sales, increased to 9.5% for the January 2003 quarter compared with 4.2% of net sales for the January 2002 quarter.

Net sales from assembly services for the nine months ended January 31, 2003 amounted to $104.8 million, an increase of 46.3% compared to the same period last year. Assembly revenue accounted for 90.7% and 96.0% of the total revenue for the nine months ended January 31, 2003 and January 31, 2002, respectively. The top ten customers in the fiscal year to date accounted for 77.7% of total revenue compared with 76% in the same period last year.

Gross Profit (Loss)

Gross profit improved significantly to a gross profit of $3.8 million in the January 2003 quarter from a gross loss of $6.3 million in the January 2002 quarter. Gross margin was 9.5% in the January 2003 quarter compared to a negative gross margin of 27.8% in the January 2002 quarter.

Gross profit for the nine months ended January 31, 2003 also improved significantly to $6.2 million compared to the gross loss of $25.3 million in the same period last year. Gross margin was 5.3% for the nine months ended January 31, 2003 to negative 33.9% for the nine months ended January 31, 2002.

Overall gross margin increased primarily due to economies of scale from increased unit volume and the decrease in direct labor, fixed manufacturing costs and depreciation expenses after the impairment of certain of the Company’s property, plant and equipment in the July 2002 quarter. Tighter cost control was reflected in these results. The Company also undertook a $3.6 million non-cash write-off of specific excess inventory for the nine months ended January 31, 2003 as compared to $4.0 million in the same period last year. The Company has put in place tighter purchasing and inventory controls which should substantially reduce the accumulation of excess inventories in the future.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 22.9% to $5.9 million in the January 2003 quarter as compared to $7.6 million in the January 2002 quarter. For the nine months ended January 31, 2003, selling, general and administrative expenses decreased by 20.2% to $18.7 million from $23.4 million for the nine months ended January 31, 2002. The decrease was primarily attributable to our cost reduction program as part of the Company’s Peak Performance Initiatives.

Research and Development

Research and development decreased to $1.3 million for the January 2003 quarter as compared to $1.6 million in the January 2002 quarter. For the nine months ended January 31, 2003, research and development cost was reduced to $4.1 million from $4.9 million for the same period in January 2002. A significant portion of these expenditures, including additional staff costs and outside consulting services, was focused on developing additional advanced semiconductor packaging technologies, such as LPCC Moisture Sensitive Level One (“MSL-1”) package and actions, which were introduced to the market in the current fiscal year.

Other Charges

For the January 2002 quarter, the Company only incurred $11 thousand of reorganization expenses. There was no reorganization activity in the January 2003 quarter. During the nine months ended January 31, 2003 and January 31, 2002, the Company incurred $128 thousand and $2.3 million, respectively, of reorganization expenses associated with the cost reduction program during these periods. These expenses were primarily severance payments in relation to our work force reduction.

In the October 2001 quarter, the Company wrote off $4.5 million non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site in Shenzhen, PRC.

In October 2001, the Company determined not to fund its subsidiary ASAT SA located in Nancy, France as part of the global restructuring program. ASAT SA has filed for court protection under French law and is currently under liquidation. As a result, the Company wrote off its entire investment in ASAT SA in October 2001, resulting in a loss of $24.3 million recorded in the consolidated statements of operations in the October 2001 quarter and for the nine months ended January 31, 2002.

In the July 2002 quarter, management re-examined the Company’s business strategy in the context of the changing industry and market conditions and revised its strategy to focus on finer pitch technologies and high-end advanced packaging solutions, which led to an asset impairment and write down of $59.2 million in that quarter. For more detail discussions, see Note 4 to the financial statements.

Other Income, net

Other income, net, decreased from $339 thousand in the January 2002 quarter to $300 thousand in the January 2003 quarter. Decrease in other income, net, of $779 thousand was also noted for the nine months ended January 31, 2003 as compared to same period in 2002. This decrease was mainly due to decreased interest income arising from investment of cash generated from operations net of investment spending and debt repayment, plus unspent IPO proceeds to date. Reduction in interest rate also contributes to the decrease in interest income.

Interest Expense

Third parties interest expense decreased from $3.4 million in the January 2002 quarter to $3.3 million in the January 2003 quarter, a $0.1 million decrease. Interest expense for the nine months ended January 31, 2003 was $9.4 million compared to $10.1 million in the same period last year. Such interest was related to our senior notes (see more detail discussion in the Liquidity and Capital Resources section for the senior notes). Interest payments on such notes are made at the end of October and April each year.

Income Taxes

Income tax benefit decreased by $754 thousand from $1.64 million in the January 2002 quarter to $887 thousand in the January 2003 quarter.

Income tax benefit increased by $6.3 million from $6.6 million for the nine months ended January 31, 2002 to $12.9 million for the same period ended January 31, 2003. The increase was mainly due to the reversal of deferred tax liabilities related to the $59.2 million impairment charge taken on property, plant and equipment in July 2002.

Liquidity and Capital Resources

The Company generated $5.3 million in cash in the January 2003 quarter, which marked a significant improvement of $8.1 million cash usage in the January 2002 quarter. This improvement reflected a decrease in net cash used in operating activities from $6.0 million in the January 2002 quarter to a positive cash inflow of $6.5 million provided by operating activities in the January 2003 quarter and a decrease in the same periods of capital expenditures from $2.1 million to $1.5 million, respectively.

The Company expects to incur $1.5 million to $2 million in capital expenditures in the April 2003 quarter. About 40% to 50% of these capital expenditures represent upgrade to existing capital equipment. The remainder represents capital outlays for specific assembly and test equipment items purchased in response to customer specific programs, which represent an important revenue generating opportunity for the Company. The Company anticipates that it will have negative operating cash flow for the remainder of the fiscal year 2003. The Company expects to finance these cash requirements with its existing cash balances.

Our ability to achieve positive cash flow will depend upon execution of our business plan as well as an industry recovery. We cannot forecast when such recovery will take place. Depending on the timing and pace of the industry recovery, we may seek additional financing to fund our operations. Our capital expenditure program will also be adjusted depending on the business environment.

Under the Indenture for the Company’s 12.5% Senior Notes due 2006, the Company is permitted to incur up to $10 million in general debt and up to $65 million in debt under a credit agreements consisting of term loans and revolving credit facilities. As of the end of the January 2003 quarter, no such credit agreements have been entered into by the Company. Beyond that, certain restrictive covenants in the Indenture constrain the Company’s ability to incur additional financing such as the requirement that we meet a consolidated coverage ratio of 3.0:1.0. In general terms, the consolidated coverage ratio is defined to mean the ratio of our aggregate EBITDA to our consolidated fixed charges for the relevant period. Accordingly, if the types of debt that the Company may incur under the Indenture are unavailable or insufficient, the Company may be required to seek other types of financing, including equity. There is no assurance that such additional financing would be available to the Company on commercially acceptable terms or at all.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, timing of customers’ orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Item 3    Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

We generally have not been significantly affected by foreign exchange fluctuations because (1) substantially all of our revenues are in U.S. dollars and (2) the largest share of our non-U.S. dollar costs historically has been denominated in Hong Kong dollars which have been pegged to the U.S. dollar at a relatively constant exchange rate since 1983.

Item 4    Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Security Holders in the January 2003 quarter.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Robert J. Gange
Name: Robert J. Gange Title: Chief Financial Officer

Date: March 17, 2003